UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission File Number 000-21767

Viasat, Inc. 401(k) Profit Sharing Plan
(Full title of plan and the address of the plan,
if different from that of the issuer named below)

VIASAT, INC.

(Name of issuer of the securities held pursuant to the plan)

6155 El Camino Real

Carlsbad, California 92009

(760) 476-2200

(Address of principal executive offices and telephone number)

1

REQUIRED INFORMATION

Item 1.	Not applicable.
Item 2.	Not applicable.
Item 3.	Not applicable.
Item 4.

The Viasat, Inc. 401(k) Profit Sharing Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Attached hereto are the audited financial statements and related schedule of the Plan for the fiscal year ended March 31, 2026, which have been prepared in accordance with the financial reporting requirements of ERISA.

Exhibits.

The Exhibit Index on page 12 is incorporated herein by reference as the list of exhibits required as part of this report.

2

VIASAT, INC. 401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AS OF MARCH 31, 2026 AND 2025, AND FOR THE FISCAL YEAR ENDED MARCH 31, 2026

All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA are omitted because of the absence of conditions under which they are required.

3

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of

Viasat, Inc. 401(k) Profit Sharing Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Viasat, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of March 31, 2026 and 2025, and the related statement of changes in net assets available for benefits for the fiscal year ended March 31, 2026 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for the benefits of the Plan as of March 31, 2026 and 2025, and the changes in net assets available for benefits for the fiscal year ended March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of March 31, 2026 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KBF CPAs – Audit, LLP

We have served as the Plan’s auditor since 2005.

Lake Oswego, Oregon

September 25, 2026

VIASAT, INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF MARCH 31, 2026 AND 2025

	2026	2025
ASSETS
Investments:
Investments, at fair value:
Mutual funds	$150,410,506	$141,590,190
Common/collective trusts	1,025,154,862	810,194,224
Pooled separate accounts	110,575,492	83,647,113
Viasat, Inc. common stock	180,019,018	32,187,114
Self-directed brokerage accounts	25,480,322	20,845,120
Total investments at fair value	1,491,640,200	1,088,463,761
Fully benefit-responsive investment contract, at contract value	—	43,004,479
Total investments	1,491,640,200	1,131,468,240
Receivables:
Employer contributions	28,472,823	27,806,355
Notes receivable from participants	9,397,436	9,514,568
Total receivables	37,870,259	37,320,923
NET ASSETS AVAILABLE FOR BENEFITS	$1,529,510,459	$1,168,789,163

The accompanying notes are an integral part of these financial statements.

VIASAT, INC. 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE FISCAL YEAR ENDED MARCH 31, 2026

ADDITIONS:
Additions to net assets attributed to:
Investment income (loss):
Dividend and interest income	$17,586,715
Net appreciation (depreciation) in fair value of all investments	348,760,004
Total investment income (loss)	366,346,719
Interest on notes receivable from participants	762,116
Contributions:
Employer	28,472,823
Employee	68,237,326
Rollover	9,412,212
Total contributions	106,122,361
Total additions	473,231,196
DEDUCTIONS:
Deductions from net assets attributed to:
Benefits paid to participants	111,369,192
Administrative expenses	1,140,708
Total deductions	112,509,900
NET INCREASE (DECREASE)	360,721,296
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of the year	1,168,789,163
End of the year	$1,529,510,459

The accompanying notes are an integral part of these financial statements.

VIASAT, INC. 401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED MARCH 31, 2026

1. Description of Plan

The following description of the Viasat, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document or the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined-contribution savings and profit-sharing plan sponsored by Viasat, Inc. (“Viasat,” the “Company” or the “Employer”) to encourage and assist eligible employees of the Company and its designated subsidiaries to adopt a regular program of savings to provide additional financial security for retirement. The Plan was effective on January 1, 1990. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Empower Trust Company, LLC (“Empower”), serves as the non-discretionary trustee of the trust established as part of the Plan pursuant to a trust agreement (the “Trust Agreement”) and is authorized to hold the assets of the trust under the terms of the Trust Agreement.

Administration

The Plan is administered by the Company. The Company has the full power to administer the Plan.

Eligibility

To be eligible to participate in the Plan, an employee must be age 18 or older. Employees represented by a collective bargaining agreement or who are nonresident aliens are ineligible.

Contributions

Participants may contribute to the Plan on a pre-tax basis and/or on an after-tax Roth basis subject to the provisions of the Internal Revenue Code (the “Code”). New employees will be automatically enrolled in the Plan at a pre-tax deferral rate of 5% unless an employee opts out. Employees automatically enrolled in the Plan will receive an automatic 1% increase in their deferral rate on each anniversary of their automatic enrollment date up to a maximum of 10% unless they opt out. In addition, participants who will be at least age 50 by the end of the tax year may make an additional “catch-up” contribution as prescribed by the Code. Participants can change their elective deferral percentage or opt out at any time.

The Company may, at its discretion, make matching contributions to the Plan in the form of cash or the Company’s common stock. During the fiscal year ended March 31, 2026, the Company elected to make matching contributions of 50% of each employee’s pre-tax and after-tax Roth contributions, with a matching limit not to exceed 5% of the employee’s eligible compensation. Matching contributions are accrued in the period in which the Plan administrator is reasonably certain of their occurrence.

Matching contributions made by the Company in cash are invested in the participants’ accounts according to their specified allocation of investment fund options as of the date of the contribution. However, if the match is made with the Company’s common stock, participants have the option to transfer all or part of those amounts into any other investments available under the Plan. The employer matching contributions receivable of $28,472,823 as of March 31, 2026 was paid in June of 2026 with the Company’s common stock. The employer matching contributions receivable of $27,806,355 as of March 31, 2025 was paid in June of 2025 with the Company’s common stock.

Additionally, the Plan allows for discretionary profit-sharing contributions and qualified non-elective contributions (“QNEC”) by the Company. For the fiscal year ended March 31, 2026, there were no discretionary profit-sharing contributions or QNEC contributions made.

Rollover contributions meeting certain guidelines detailed in the Plan document may be made to the Plan.

Participant Accounts

Separate accounts are maintained for each participant. Participants direct the investment of their Plan accounts among a variety of investment options. Participants may change their elections, including investments in the Company's common stock, on a daily basis. Plan earnings (losses) from investments are allocated to the participant account balances on a daily basis using a weighted average of participant account balances.

VIASAT, INC. 401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED MARCH 31, 2026

Vesting

Participants are immediately vested in their voluntary contributions, plus actual earnings thereon. Participants are vested in Company matching and profit-sharing contributions as follows:

Years of Vesting Service	Vested Percentage
Less than 1 year	0%
1 but less than 2 years	34%
2 but less than 3 years	67%
3 or more years	100%

Additionally, participants become 100% vested in Company contributions upon death, disability, or upon reaching the early or normal retirement ages as defined in the Plan document.

Forfeitures

Amounts forfeited by terminated employees are used to pay expenses of the Plan and/or reduce Company matching contributions. As of March 31, 2026 and 2025, total plan level forfeitures were $700,962 and $521,844, respectively. During fiscal years 2026 and 2025, forfeitures of $200,000 and $250,000, respectively, were utilized to reduce the employer contributions receivable.

Payment of Benefits

Prior to termination of employment, a participant may make the following in-service withdrawals: (a) all or any portion of their rollover balance at any time, (b) all or a portion of their vested Plan accounts upon attaining age 59 1/2, (c) qualified reservist withdrawals from deferrals, (d) deemed severance of employment withdrawals if on active military duty and (e) hardship withdrawals. Upon retirement or other termination of employment, participants or their beneficiaries are entitled to receive their vested balances in a lump sum distribution or installment payments. Involuntary cash-out distributions of amounts greater than $1,000 but not more than $7,000 are distributed in the form of a direct rollover to an individual retirement account designated by the Plan administrator. If the distribution is less than $1,000, a check for the vested balance is sent to the employee, less applicable tax withholding. Furthermore, post severance partial payments are allowed under the Plan.

Hardship Withdrawals

Upon certain conditions, participants, while still employed by the Company, are permitted to withdraw, in a single sum, a portion of their vested account as a result of an immediate and heavy financial need. These conditions include unreimbursed medical expenses, the purchase of the participant’s principal residence, the payment of post-secondary education tuition, the payment of burial or funeral costs of immediate family members, the payment of natural disaster clean-up on the participant’s principal residence or to prevent eviction or foreclosure from the participant’s principal residence.

Notes Receivable from Participants

Participants are eligible to borrow the lesser of $50,000 or 50% of their vested account balance subject to certain limitations outlined in the Plan. The notes are secured by the vested balance in the participant’s account and bear interest at the prime rate at inception of the note plus 1% per annum. Principal and interest are paid ratably through payroll deductions. At March 31, 2026, notes receivable from participants mature through fiscal year 2056 and bear interest at rates between 4.25% and 9.50% per annum.

If an active participant discontinues making note payments and fails to make payments when they are due under the terms of the note, the note will be considered in default. Under certain circumstances, as indicated in the Plan document, a note that is in default may be deemed a distribution from the Plan and will be included in the statement of changes in net assets available for benefits.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants become 100% vested in their accounts.

VIASAT, INC. 401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED MARCH 31, 2026

Investment Options

Participants may direct employer and participant contributions and existing account balances into any of several investment options, including mutual funds, common/collective trusts, pooled separate accounts, a stable value fund, the Viasat, Inc. Common Stock Fund and self-directed brokerage accounts. Additionally, a participant may transfer amounts from other investment options into the Viasat, Inc. Common Stock Fund, provided that no transfer will cause more than 20% of a participant’s account to be invested in the Viasat, Inc. Common Stock Fund. Furthermore, any revenue sharing is credited back to participants.

2. Summary of Significant Accounting Policies

Basis of Accounting and Accounting Standards Codification

The Plan follows accounting standards set by the Financial Accounting Standards Board (the “FASB”), which establishes generally accepted accounting principles in the United States (“GAAP”) that are followed in reporting the statements of net assets available for benefits and statement of changes in net assets available for benefits. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with GAAP. References to GAAP issued by the FASB in these notes are to the FASB Accounting Standards Codification, referred to as the “Codification” or “ASC”.

Investment Valuation and Income Recognition

The Plan follows the fair value measurement and disclosure requirements of ASC 820, which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability. The Plan’s investments are recorded at fair value, except for the fully benefit-responsive investment contract which was reported at contract value. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan. See Note 3 – Fair Value Measurements below for further information on the valuation of investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation in fair value of investments consists of the net change in unrealized gains or losses during the year and the Plan’s gains and losses on investments sold during the year.

Administrative Expenses

The Company pays certain administrative expenses of the Plan. Direct expenses totaling $1,140,708 were paid by the Plan and allocated to the participants for the fiscal year ended March 31, 2026. Certain expenses are included in the transaction prices of investments bought and sold and are not separately quantified.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the fair values of certain investments. Actual results could differ from those estimates.

Risk and Uncertainties

The Plan assets are invested in a variety of investments. Investment securities are exposed to various risks, including foreign currency exchange rate risk, interest rate risk, market risk, and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in investment values may occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

VIASAT, INC. 401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED MARCH 31, 2026

3. Fair Value Measurements

ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 — Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value (these are often based on internal models and there is rarely a two-way market).

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Investments held in the Plan primarily consist of mutual funds, common/collective trusts, pooled separate accounts, the Company’s common stock and self-directed brokerage accounts. These assets are recorded at fair value on a recurring basis. Certain investments are measured at fair value using the net asset value (“NAV”) per share (or its equivalent) as a practical expedient. These investments include common/collective trusts and pooled separate accounts, which are typically valued using the NAV provided by the issuer of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus liabilities and divided by the number of shares or units outstanding. The following is a description of the valuation methodologies used for investments measured at fair value. There were no changes in the methodologies used as of March 31, 2026 and 2025.

Mutual funds: Valued at the closing NAV reported on the last business day of the fiscal year, which is also the quoted market prices available on an active market.

Common/collective trusts: Valued by the issuer of the common/collective trust funds based on the NAV of its underlying investments. The underlying investments are valued by the issuer using quoted market prices on active markets and provide for daily redemptions with one or two days’ notice.

As of March 31, 2026 and 2025, the Plan’s investments in common/collective trusts had no unfunded commitments.

Pooled separate accounts: Valued by the issuer of the pooled separate accounts based on the NAV of the underlying investments. The NAV is not a publicly quoted price in an active market and is determined based upon the fair value of the underlying investments. The pooled separate accounts have no unfunded commitment and redemption restrictions as participant transactions may occur daily.

Company common stock: Investments in securities (common stock) traded on a national securities exchange are valued at the last reported sales price on the last business day of the fiscal year.

Self-directed brokerage accounts: The self-directed brokerage accounts are valued based on the fair value of the underlying investments. The underlying investments are carried at fair value based on quoted market prices.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan administrator believes these valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

For fiscal years ended March 31, 2026 and 2025, there were no transfers in or out of Level 3.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of March 31, 2026 and March 31, 2025:

VIASAT, INC. 401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED MARCH 31, 2026

	As of March 31, 2026
	Level 1	Level 2	Level 3	Total
Mutual funds	$150,410,506	$—	$—	$150,410,506
Viasat, Inc. common stock	180,019,018	—	—	180,019,018
Self-directed brokerage accounts	—	25,480,322	—	25,480,322
Total investments in the fair value hierarchy	$330,429,524	$25,480,322	$—	$355,909,846
Common/collective trusts measured at NAV				$1,025,154,862
Pooled separate accounts measured at NAV				110,575,492
Total investments at fair value				$1,491,640,200

	As of March 31, 2025
	Level 1	Level 2	Level 3	Total
Mutual funds	$141,590,190	$—	$—	$141,590,190
Viasat, Inc. common stock	32,187,114	—	—	32,187,114
Self-directed brokerage accounts	—	20,845,120	—	20,845,120
Total investments in the fair value hierarchy	$173,777,304	$20,845,120	$—	$194,622,424
Common/collective trusts measured at NAV				$810,194,224
Pooled separate account measured at NAV				83,647,113
Total investments at fair value				$1,088,463,761

4. Fully Benefit-Responsive Investment Contract

In fiscal year 2020, the Plan entered into a group annuity contract named Empower Investments Fixed Accounts with Empower Annuity Insurance Company of America ("EAICA"). The contract was a traditional investment contract. Under the contract, the participant principal and interest were fully guaranteed by the general account assets of EAICA. The investment strategy employed sought to achieve consistent returns to support a competitive crediting rate. Bonds invested in the general account segment had an average maturity between three and seven years; were investment-grade in quality; and were diversified across a range of fixed-income asset classes such as asset-backed securities, mortgage-backed securities, commercial mortgage-backed securities, commercial mortgages, and private equity.

This contract met the fully benefit-responsive investment contract criteria and therefore was reported at contract value. Contract value was the relevant measure for the fully benefit-responsive investment contracts because this was the amount received by the participant if they were to initiate permitted transactions under the terms of the Plan. Contract value represented contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses. The contract issuer was contractually obligated to repay the principal and interest at a specified interest rate that was guaranteed to the Plan.

The crediting rate was based on a formula established by the contract issuer but could not be less than zero percent. Each quarter an interest rate was established for new deposits received in that quarter and that interest rate was guaranteed for the remainder of the current calendar year. A renewal interest rate was then established each subsequent calendar year and was guaranteed for one calendar year. The contract did not have a maturity date, and in December 2025, it was replaced with the Viasat Stable Value Fund, which is recorded under common/collective trusts.

The Plan’s ability to receive amounts due in accordance with the fully benefit-responsive investment contract was dependent upon the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations could have been affected by future economic and regulatory developments.

Certain events could have limited the ability of the Plan to transact at contract value with the contract issuer. Examples of such events included, but were not limited to the Plan’s failure to qualify under Section 401(a) of the Code or the failure of the trust to be tax-exempt under section 501(a) of the Code; premature termination of the contract; Plan terminations or merger; changes to the Plan’s prohibition or competing investment options; and bankruptcy of the Plan Sponsor or other events of the Sponsor, such as divestitures, that could have significantly affected the Plan’s normal operations.

No events were probable of occurring that might have limited the ability of the Plan to transact at contract value with the contract issuer as that would have limited the ability of the Plan to transact at contract value with the participants.

VIASAT, INC. 401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED MARCH 31, 2026

5. Party-In-Interest Transactions

A party-in-interest is defined as a fiduciary or employee of the Plan, any person who provides service to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50% or more of such an employer or employee organization, or a relative of such persons mentioned.

Certain Plan investment options are offered by affiliates of Empower, the trustee of the Plan. Additionally, certain investment fees are paid by the trustee and are reflected in the investment income (loss) for the year. The Plan also issues loans to participants that are secured by the vested balance in the participants’ accounts. As such, these transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

In addition, the Plan sponsor, Viasat, Inc., is a party-in-interest.

6. Tax Status

The Plan is a non-standardized prototype plan document designed by Empower, which received its latest IRS opinion letter dated November 14, 2022 stating that the prototype plan document complied with the applicable law. Management believes the Plan, as amended, which continues to use that prototype document, has been designed and continues to be operated in compliance with the applicable requirements of the Code and thus is exempt from federal income taxes under the provisions of Section 401(a) of the Code.

Assuming it meets certain initial and ongoing requirements, the Plan is generally exempt from federal and state income taxes. However, GAAP requires the Plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator analyzed the tax positions taken by the Plan, and concluded that as of March 31, 2026, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

VIASAT, INC. 401(k) PROFIT SHARING PLAN

(Plan Number 001, Sponsor EIN Number 33-0174996)

Schedule H, Part IV, line 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF MARCH 31, 2026

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Mutual Funds:
	Baird	Core Plus Bond Institutional	**	$41,707,355
	JP Morgan	Small Cap Equity R5	**	34,702,286
	Nomura	Emerging Markets Institutional	**	29,095,049
	Vanguard	Equity-Income ADM	**	44,905,816
				150,410,506
	Common/Collective Trusts:
	Blackrock	Equity Index J	**	271,928,469
	Blackrock	Extended Equity K	**	112,798,647
	Blackrock	MSCI ACWI EX-U.S. Index M	**	93,801,821
	Blackrock	US Debt Index M	**	67,577,219
	Vanguard	Target Retirement 2020 Trust II	**	16,673,062
	Vanguard	Target Retirement 2025 Trust II	**	20,451,438
	Vanguard	Target Retirement 2030 Trust II	**	65,749,692
	Vanguard	Target Retirement 2035 Trust II	**	40,655,650
	Vanguard	Target Retirement 2040 Trust II	**	70,722,349
	Vanguard	Target Retirement 2045 Trust II	**	45,624,740
	Vanguard	Target Retirement 2050 Trust II	**	80,412,648
	Vanguard	Target Retirement 2055 Trust II	**	42,094,966
	Vanguard	Target Retirement 2060 Trust II	**	21,664,016
	Vanguard	Target Retirement 2065 Trust II	**	11,707,743
	Vanguard	Target Retirement 2070 Trust II	**	4,086,945
	Vanguard	Target Retirement Income Trust II	**	6,432,557
	Viasat	Stable Value Fund	**	52,772,900
				1,025,154,862
	Pooled Separate Accounts
*	Empower Annuity Insurance Company of America	JP Morgan Large Cap Growth	**	87,617,931
*	Empower Annuity Insurance Company of America	Capital Group Europacific Growth	**	22,957,561
				110,575,492
	Common Stock:
*	Viasat, Inc.	Employer Common Stock	**	180,019,018
	Self-Directed Brokerage Accounts:
*	Empower Financial Services, Inc.	Empower Self-Directed Brokerage	**	25,480,322
*	Notes receivable from participants	Participant loans with interest rates ranging from 4.25% - 9.50% maturing through fiscal year 2056	$ —	9,397,436
	Total			$1,501,037,636

___________

* Party-in-interest to the Plan.

** The cost of participant-directed investments is not required to be disclosed.

The accompanying notes are an integral part of this supplemental schedule.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VIASAT, INC. 401(k) PROFIT SHARING PLAN

Date: September 25, 2026	By:	Viasat, Inc., the Plan Administrator

	By:	/s/ Camellia E. FitzGerald
Camellia E. FitzGerald
Chief Accounting Officer and
the Plan Administrator's Designee

EXHIBIT INDEX

Exhibit Number	Exhibit Description
23.1	Consent of independent registered public accounting firm